UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77560 / April 8, 2016

Admin. Proc. File No. 3-17039

In the Matter of

CINEMA INTERNET NETWORKS INC.
  (A/K/A QUENTIN VENTURES LTD.),
CORVAIR RESOURCES INC.,
DALIAN CAPITAL GROUP, INC., and
DENVER RESOURCES INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

       The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Cinema Internet Networks Inc. (a/k/a Quentin
Ventures Ltd.), Corvair Resources Inc., Dalian Capital Group, Inc., or Denver Resources Inc.,
and the Commission has not chosen to review the decision on its own initiative.

       Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Cinema Internet Networks Inc. (a/k/a Quentin
Ventures Ltd.), Corvair Resources Inc., Dalian Capital Group, Inc., and Denver Resources Inc.[2]
The order contained in that decision is hereby declared effective. The initial decision ordered

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Cinema Internet Networks Inc. (a/k/a Quentin Ventures Ltd.), Corvair Res. Inc., Dalian
Capital Grp., Inc., and Denver Res. Inc.,* Initial Decision Release No. 957 (Feb. 10, 2016), 113
SEC Docket 09, 2016 WL 536131. The stock symbol and Central Key Index numbers are:
CWKNF and 1124816 for Cinema Internet Networks Inc. (a/k/a Quentin Ventures Ltd.);
1345435 for Corvair Resources Inc.; 1368568 for Dalian Capital Group, Inc.; and 1338650 for
Denver Resources Inc.;

that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cinema Internet Networks Inc. (a/k/a Quentin Ventures Ltd.), Corvair Resources Inc., Dalian Capital Group, Inc., and Denver Resources Inc., are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                         Brent J. Fields
                         Secretary

INITIAL DECISION RELEASE NO. 957
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17039

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CINEMA INTERNET NETWORKS INC. (A/K/A QUENTIN VENTURES LTD.), CORVAIR RESOURCES INC., DALIAN CAPITAL GROUP, INC., and DENVER RESOURCES INC.	INITIAL DECISION OF DEFAULT February 10, 2016

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliott, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On January 7, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its required periodic filings. Respondents were served with the OIP by January 15, 2016, and their answers were due by January 28, 2016. *Cinema Internet Networks, Inc.*, Admin. Proc. Rulings Release No. 3551, 2016 SEC LEXIS 315 (Jan. 29, 2016). Following Respondents' failures to timely file answers, I ordered each Respondent to show cause by February 8, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding. *Id.* To date, no Respondent has filed an answer or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Cinema Internet Networks Inc. (a/k/a Quentin Ventures Ltd.), Central Index Key (CIK) No. 1124816, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration statement on September 29, 2000. As of August 11, 2015, the company's stock (symbol "CWKNF") was traded on the over-the-counter markets.

Corvair Resources Inc., CIK No. 1345435, is a permanently revoked Nevada corporation located in Bellevue, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 22, 2005.

Dalian Capital Group, Inc., CIK No. 1368568, is a Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $39,647 from the company's May 31, 2006, inception to June 30, 2012.

Denver Resources Inc., CIK No. 1338650, is a dissolved Nevada corporation located in Sumas, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 26, 2005.

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act

Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters; they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cinema Internet Networks Inc. (a/k/a

Quentin Ventures Ltd.), Corvair Resources Inc., Dalian Capital Group, Inc., and Denver Resources Inc., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule of Practice 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge